Exhibit 99.1

COOPERATION AGREEMENT

This Cooperation Agreement (this “Agreement”) is made and entered into as of March 24, 2022 by and among Bed Bath & Beyond Inc. (the “Company”) and the entities and natural persons set forth in the signature pages hereto (collectively, “RC Ventures”) (each of the Company and RC Ventures, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, the Company and RC Ventures have engaged in various discussions and communications concerning the Company’s business, financial performance and strategic plans;

WHEREAS, as of the date hereof, RC Ventures beneficially owns (as defined herein) Common Stock, $0.01 par value per share, of the Company (the “Common Stock”) totaling, in the aggregate, 9,450,100 shares, or approximately 9.8% of the Common Stock issued and outstanding on the date hereof;

WHEREAS, as of the date hereof, the Company and RC Ventures have determined to come to an agreement with respect to the composition of the Company’s board of directors (the “Board”) and certain other matters, as provided in this Agreement; and

WHEREAS, the Company believes that the best interests of the Company and its shareholders would be served at this time by, among other things, coming to an agreement with respect to the matters covered in this Agreement and by the Company and RC Ventures agreeing to the other covenants and obligations contained herein.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1.Board Appointments and Related Agreements.

(a)Board Appointments.

(i)In accordance with the Company’s Amended and Restated Certificate of Incorporation (the “Charter”), the Company’s Amended and Restated By-Laws (the “By-Laws”) and applicable law, the Company agrees that, immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to:

(A)	increase the size of the Board by three (3) directors to a total of fourteen (14) directors; and
(B)	appoint Marjorie L. Bowen, Shelly C. Lombard and Benjamin Rosenzweig (each a “New Director” and collectively, the “New Directors”) as members of the Board, each with a term expiring at the Company’s 2022 annual meeting of shareholders (the “2022 Annual Meeting”). Three (3) members of the Board serving as of immediately prior to the execution of this Agreement, to be selected by the Company, shall not stand for election to the Board at the 2022 Annual Meeting, and the size of the Board shall be reduced by three (3) directors to a total of eleven (11) directors, effective upon occurrence of the 2022 Annual Meeting. The Company agrees that, provided that such director is able and willing to serve on the Board, it will nominate each of the New Directors for election at the 2022 Annual Meeting as a director and will recommend, support and solicit proxies for the election of each New Director at the 2022 Annual Meeting in the same manner as it recommends, supports and solicits proxies for the election of the Company’s other director nominees.

1

(ii)If any New Director (or any Replacement Director (as defined below)) is unable or unwilling to serve as a director and ceases to be a director, resigns as a director, is removed as a director or for any other reason fails to serve or is not serving as a director at any time prior to the expiration of the Standstill Period (as defined below), and at such time RC Ventures’ Net Economic Ownership (as defined below) is at least the lesser of (x) 4.04% of the Company’s then-outstanding Common Stock and (y) 3,900,000 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments), RC Ventures shall have the ability to privately recommend a person to be a Replacement Director in accordance with this Section 1(a)(ii) (any such replacement nominee, when appointed to the Board, shall be referred to as a “Replacement Director”). Any Replacement Director must (A) be reasonably acceptable to the Board (such acceptance not to be unreasonably withheld) in accordance with the Nomination Guidelines (as defined below), (B) qualify as “independent” pursuant to the NASDAQ Stock Market (“NASDAQ”) listing standards, (C) have a comparable amount of relevant financial and business experience to the director of the Company being replaced, and (D) as a condition to his or her appointment, have provided the Company with all information required pursuant to Section 1(e)(iv). The Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”) shall make its determination and recommendation regarding whether such Replacement Director meets the foregoing criteria within ten (10) business days after (i) such nominee has submitted to the Company the documentation required by Section 1(e)(iv) and (ii) representatives of the Board have conducted customary interview(s) (if requested by the Board or the Nominating Committee) and background checks of such nominee. The Company shall use its reasonable best efforts to conduct any interview(s) contemplated by this Section 1(a)(ii) as promptly as practicable. In the event the Nominating Committee does not accept a person recommended by RC Ventures who satisfies the conditions set forth in this Section 1(a)(ii) as the Replacement Director (such acceptance not to be unreasonably withheld), RC Ventures shall have the right to privately recommend additional substitute person(s) whose appointment shall be subject to the Nominating Committee recommending such person in accordance with the procedures described above. Upon the recommendation of a Replacement Director nominee by the Nominating Committee, the Board shall vote on the appointment of such Replacement Director to the Board no later than five (5) business days after the Nominating Committee’s recommendation of such Replacement Director; provided, however, that if the Board does not appoint such Replacement Director to the Board pursuant to this Section 1(a)(ii), the Parties shall continue to follow the procedures of this Section 1(a)(ii) until a Replacement Director is elected to the Board. Subject to the Nomination Guidelines, upon a Replacement Director’s appointment to the Board, the Board and all applicable committees of the Board shall take all necessary actions to appoint such Replacement Director to any applicable committee of the Board of which the replaced director was a member immediately prior to such director’s resignation or removal. Subject to the Nomination Guidelines, until such time as any Replacement Director is appointed to any applicable committee of the Board, one of the other New Directors will serve as an interim member of such applicable committee. Any Replacement Director designated pursuant to this Section 1(a)(ii) replacing a New Director prior to the mailing of the Company’s definitive proxy statement for the 2022 Annual Meeting shall stand for election at the 2022 Annual Meeting together with the other director nominees. As used in this Agreement, the term “Nomination Guidelines” means the Charter, the By-Laws, the Charter of the Nominating Committee, the Company’s Corporate Governance Guidelines, and the Company’s current practices and procedures, in each case as in effect as of the applicable date, and applicable law. For purposes of this Section 1(a)(ii): (i) RC Ventures’ “Net Economic Ownership” shall mean the excess of (A) the aggregate number of shares of Common Stock that RC Ventures Economically Owns over (B) the number of shares of Common Stock that are the subject of, or the reference securities for, or which otherwise underlie, derivatives or other similar arrangements directly or indirectly held by RC Ventures or to which RC Ventures is otherwise, directly or indirectly, a party and that increase in value as the market price or value of the Common Stock decreases; and (ii) “Economically Owns” shall mean, with respect to a share of Common Stock, that such share of Common Stock is beneficially owned by RC Ventures, and if any such share of Common Stock is beneficially owned by virtue of a derivative or any other arrangement (excluding being held directly by RC Ventures or by a securities intermediary holding as agent for RC Ventures), the value of such derivative or other arrangement to RC Ventures changes fully on a one-to-one basis with a change in value of the number of shares of Common Stock underlying such derivative or other arrangement.

2

(iii)The Parties will issue the joint press release attached hereto as Exhibit A in accordance with Section 5, which, among other things, will announce that the Company’s slate of director nominees for the 2022 Annual Meeting will include the New Directors.

(iv)During the period commencing with the date of this Agreement through the expiration of the Standstill Period, the Board and all applicable committees of the Board shall not (A) increase the size of the Board to more than eleven (11) directors subsequent to the date of the 2022 Annual Meeting or (B) seek to classify the Board, in each case without the prior written consent of RC Ventures.

(b)Board Committees.

(i)Immediately following the execution of this Agreement, Ms. Bowen and Mr. Rosenzweig shall be appointed to serve as members of the Strategy Committee of the Board (the “Strategy Committee”), which committee has been created with an agreed upon charter to support the Board’s oversight and review of a strategic analysis of the buybuy BABY business. During the Standstill Period, the Strategy Committee shall consist of four (4) independent directors (including at least two (2) New Directors or Replacement Directors). Sue Gove shall be the initial chair of the Strategy Committee; provided, that in the event Ms. Gove is subsequently unable or unwilling to serve as the chair of the Strategy Committee, the replacement chair of the Strategy Committee shall be selected by the full Board.

3

(ii)In addition, subject to NASDAQ rules, the Charter, the By-Laws, the charter of the applicable committee of the Board and applicable laws, the Board and all applicable committees of the Board shall take all actions necessary to ensure that during the Standstill Period, in accordance with the Company’s standard policies and procedures, at least one (1) New Director (or a Replacement Director) to be selected by the Board shall be appointed to each committee and subcommittee of the Board, including any new committee(s) and subcommittee(s) that may be established. Without limiting the foregoing, the Board shall, in accordance with its customary governance processes, give each of the New Directors the same due consideration for membership to any committee of the Board as any other independent director with similar relevant expertise and qualifications.

(c)Board Compensation and Other Benefits. The Company agrees that the New Directors (or any Replacement Director) shall receive (A) the same benefits of director and officer insurance as all other non-management directors on the Board, (B) the same compensation for his or her service as a director as the compensation received by other non-management directors on the Board, and (C) such other benefits on the same basis as all other non-management directors on the Board.

(d)Board Policies and Procedures. Each Party acknowledges that the New Directors (or any Replacement Director), upon appointment to the Board, shall be governed by, and each New Director (or any Replacement Director) shall comply with, all of the same policies, processes, procedures, codes, rules, standards and guidelines applicable to members of the Board, and shall for the avoidance of doubt be required to strictly adhere to the policies on confidentiality, insider trading and conflicts of interest imposed on all members of the Board. Each New Director (and any Replacement Director) shall be required to provide the Company with such information and authorizations as reasonably requested from all members of the Board as is required to be disclosed under applicable law or stock exchange regulations, in each case as promptly as necessary to enable the timely and accurate filing of the Company’s proxy statement and other periodic reports or legally required disclosures with the Securities and Exchange Commission (the “SEC”) and to applicable stock exchanges and regulatory authorities.

(e)Additional Agreements.

(i)RC Ventures shall comply, and shall cause each of its Affiliates and Associates to comply, with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such Affiliate or Associate. As used in this Agreement, (A) the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall include all persons that at any time during the term of this Agreement become Affiliates or Associates of any person referred to in this Agreement; provided, however, that with respect to RC Ventures, the definition of the term “Affiliate” or “Affiliates” shall not include any portfolio company of RC Ventures in which RC Ventures has a passive interest, and (B) the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

4

(ii)During the Standstill Period, except as otherwise provided herein, RC Ventures shall not, and shall cause each of its Affiliates and Associates not to, directly or indirectly, (A) nominate or recommend for nomination any person for election at any annual or special meeting of the Company’s shareholders or otherwise seek representation on the Board, (B) submit, participate in or be the proponent of any proposal for consideration at, or bring any other business before, any annual or special meeting of the Company’s shareholders, (C) seek the removal of any member of the Board, or (D) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to any annual or special meeting of the Company’s shareholders. RC Ventures shall not publicly or privately encourage or support any other shareholder or person to take any of the actions described in this Section 1(e)(ii).

(iii)During the Standstill Period, RC Ventures shall cause all shares of Common Stock beneficially owned, directly or indirectly, by it or by any of its Affiliates or Associates, or any other securities of the Company for which RC Ventures or any of its Affiliates or Associates has the right to vote, directly or indirectly, to be present in person or by proxy for quorum purposes and to be voted at any meeting of shareholders or at any adjournments or postponements thereof, and to consent in connection with any action by consent in lieu of a meeting, in favor of all directors nominated by the Board for election and otherwise in accordance with the recommendations of the Board; provided, however, that in the event that both Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) recommend otherwise with respect to any proposals (other than the election of directors), RC Ventures shall be permitted to vote in accordance with the ISS and Glass Lewis recommendations; provided, further, that RC Ventures shall be permitted to vote in its sole discretion with respect to any publicly announced proposals relating to a merger, acquisition, disposition of all or substantially all of the assets of the Company or other business combination involving the Company requiring a vote of shareholders of the Company. As used in this Agreement, the terms “beneficial owner” and “beneficially own” shall have the meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act, except that a person will also be deemed to be the beneficial owner of all shares of the Company’s capital stock which such person has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to the exercise of any rights in connection with any securities or any agreement, arrangement or understanding (whether or not in writing), regardless of when such rights may be exercised and whether they are conditional, and all shares of the Company’s capital stock which such person or any of such person’s Affiliates or Associates has or shares the right to vote or dispose.

(iv)RC Ventures acknowledges that, prior to the execution of this Agreement, each New Director, and prior to any appointment, each Replacement Director, as applicable, is required to submit to the Company a fully completed and executed copy of the Company’s standard director & officer questionnaire and other reasonable and customary director onboarding documentation applicable to directors of the Company (including (A) an agreement to comply with all current policies, procedures, codes, rules, standards, guidelines and confidentiality obligations applicable to all of the Company’s directors (or any applicable subset thereof), (B) providing any information regarding himself or herself that is required to be disclosed for candidates for directors and directors in a proxy statement under the federal securities laws of the United States of America and/or applicable NASDAQ rules and regulations, and (C) providing such other customary information as reasonably requested by the Company).

5

(v)The Company agrees that the Board and all applicable committees of the Board shall take all actions reasonably necessary, effective no later than immediately following the execution of this Agreement, to determine, in connection with their initial appointment as a director and nomination by the Company at the 2022 Annual Meeting, that each of the New Directors is deemed to be (A) an “incumbent director” (as such term may be defined in the definition of “change in control” (or any similar term) under the Company’s incentive plans, options plans, equity plans, deferred compensation plans, employment agreements, severance plans, retention plans, loan agreements, or indentures, or any other related plans or agreements that refer to any such plan, policy or agreement’s definition of “change in control” or any similar term) and (B) a member of the Board as of the beginning of any applicable measurement period for the purposes of the definition of “change in control” or any similar term under the Company’s incentive plans, options plans, equity plans, deferred compensation plans, employment agreements, severance plans, retention plans, loan agreements, or indentures.

(f)Acknowledgement. RC Ventures acknowledges that it and its Affiliates and Associates are aware that the United States securities laws may prohibit any person who has received from an issuer material, nonpublic information from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

2.Standstill Provisions.

(a)RC Ventures agrees that, from the date of this Agreement until the earlier of (x) the date that is thirty (30) calendar days prior to the deadline for the submission of director nominations by shareholders for the Company’s 2023 annual meeting of shareholders (the “2023 Annual Meeting”) pursuant to the By-Laws or (y) the date that is one hundred twenty (120) calendar days prior to the first anniversary of the 2022 Annual Meeting (the “Standstill Period”), RC Ventures shall not, and shall cause each of its Affiliates and Associates not to, in each case directly or indirectly, in any manner:

(i)acquire, seek or propose (publicly or otherwise) or agree to acquire, beneficial ownership, directly or indirectly and acting alone or in concert, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a partnership, limited partnership, syndicate or other group, or through swap or hedging transactions or otherwise, any securities of the Company or any rights decoupled from the underlying securities of the Company that would result in RC Ventures (together with its Affiliates and Associates) owning, controlling or otherwise having any beneficial ownership interest in or aggregate economic exposure of more than 19.9% of the outstanding shares of Common Stock;

(ii)make, engage in or in any way participate in any solicitation of proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents to vote (including, without limitation, any solicitation of consents that seeks to call a special meeting of shareholders), or seek to advise, encourage or influence any person with respect to the voting of any securities of the Company or any securities convertible or exchangeable into or exercisable for any such securities for the election of individuals to the Board or to approve shareholder proposals, or become a “participant” in any contested “solicitation” for the election of directors with respect to the Company, in each case, with respect to securities of the Company;

6

(iii)form, join, or in any way knowingly participate or enter into any discussions or negotiations with any person not a party to this Agreement to participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Company or its securities (other than a “group” that includes all or some of the members of RC Ventures, but does not include any other persons that are not members of RC Ventures as of the date hereof); provided, however, that nothing herein shall limit the ability of an Affiliate of RC Ventures to join the “group” following the execution of this Agreement, so long as any such Affiliate agrees to be bound by the terms and conditions of this Agreement;

(iv)agree, attempt, seek or propose to deposit any shares of Common Stock in any voting trust or similar arrangement or subject any shares of Common Stock to any arrangement or agreement with respect to the voting of any shares of Common Stock (including by granting any proxy, consent or other authority to vote), other than any such voting trust, arrangement or agreement solely among the members of RC Ventures and otherwise in accordance with this Agreement;

(v)seek or submit, or knowingly encourage any person to seek or submit, nomination(s) in furtherance of a “contested solicitation” for the appointment, election or removal of directors with respect to the Company or seek, or knowingly encourage or take any other action with respect to the appointment, election or removal of any directors (except as specifically permitted in Section 1), in each case in opposition to the recommendation of the Board; provided, however, that nothing in this Agreement shall prevent RC Ventures or its Affiliates or Associates from taking actions in furtherance of identifying director candidates in connection with the 2023 Annual Meeting so long as such actions do not create a public disclosure obligation for RC Ventures or the Company and are undertaken on a confidential basis;

(vi)(A) make any proposal for consideration by shareholders at any annual or special meeting of shareholders of the Company, (B) make any offer or proposal (with or without conditions) with respect to any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition, business combination or other extraordinary transaction involving the Company, (C) solicit a third party to make an offer or proposal (with or without conditions) with respect to any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition, other business combination or other extraordinary transaction involving the Company, or encourage, initiate or support any third party in making such an offer or proposal, (D) publicly comment on any third party proposal regarding any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition, business combination or other extraordinary transaction with respect to the Company by such third party or (E) call, seek or request (publicly or otherwise) a special meeting of shareholders (whether or not such meeting is permitted by the Charter or By-Laws);

(vii)seek, alone or in concert with others, representation on the Board, except as specifically permitted in Section 1;

(viii)advise, knowingly encourage, knowingly support or knowingly influence any person with respect to the voting or disposition of any securities of the Company at any annual or special meeting of shareholders with respect to (A) the appointment, election or removal of director(s), except in accordance with Section 1, or (B) any matter other than the appointment, election or removal of director(s), except (1) in accordance with the recommendations of both ISS and Glass Lewis or (2) with respect to any publicly announced proposals relating to a merger, acquisition, disposition of all or substantially all of the assets of the Company or other business combination involving the Company requiring a vote of stockholders of the Company;

7

(ix)make a request for any shareholder list or other Company books and records;

(x)enter into any discussions, negotiations, understandings or agreements (whether written or oral) with respect to any action that RC Ventures is prohibited from taking under this Section 2 or knowingly encourage any third person to take any action that RC Ventures is prohibited from taking under this Section 2; or

(xi)make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company or the Board that would not be reasonably determined to trigger public disclosure obligations for any Party.

(b)Except as expressly provided in Section 1 or Section 2(a), RC Ventures shall be entitled to (i) vote any shares of Common Stock that it beneficially owns as RC Ventures determines in its sole discretion and (ii) disclose, publicly or otherwise, how it intends to vote or act with respect to any securities of the Company, any shareholder proposal or other matter to be voted on by the shareholders of the Company and the reasons therefor.

(c)Notwithstanding anything in Section 2(a) or elsewhere in this Agreement, nothing in this Agreement shall prohibit or restrict RC Ventures from (i) communicating privately with the Board or any of the Company’s officers regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications, (ii) communicating with shareholders of the Company and others in a manner that does not otherwise violate and is not inconsistent with Section 1(e)(ii), Section 2(a) or Section 12, or (iii) taking any action necessary (upon the advice of outside legal counsel) to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has jurisdiction over RC Ventures (provided, that, to the extent practicable, RC Ventures will provide the Company with notice of any such requirement to the extent RC Ventures believes, upon the advice of outside legal counsel, RC Ventures is required to take any action inconsistent with this Agreement pursuant to clause (iii) of this Section 2(c) prior to taking any such action).

(d)Nothing in Section 2 or elsewhere in this Agreement shall be deemed to limit the exercise in good faith by any New Director (or a Replacement Director) of such person’s fiduciary duties solely in such person’s capacity as a director of the Company.

8

3.Representations and Warranties of the Company.

The Company represents and warrants to RC Ventures that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, and assuming due execution by RC Ventures, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or material agreement to which the Company is a party or by which it is bound. In the event the Company adopts a shareholder rights plan or similar agreement during the Standstill Period with an ownership limitation less than 19.9% of the outstanding shares of Common Stock, the Board agrees to grant RC Ventures (together with its Affiliates and Associates) a waiver and/or exemption to any such plan or agreement to permit RC Ventures (together with its Affiliates and Associates) to acquire beneficial ownership of up to 19.9% of the outstanding shares of Common Stock.

4.Representations and Warranties of RC Ventures.

RC Ventures represents and warrants to the Company that (a) the authorized signatory of RC Ventures set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind RC Ventures thereto, (b) this Agreement has been duly authorized, executed and delivered by RC Ventures, and assuming due execution by the Company, is a valid and binding obligation of RC Ventures, enforceable against RC Ventures in accordance with its terms except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of RC Ventures as currently in effect, (d) the execution, delivery and performance of this Agreement by RC Ventures does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to RC Ventures, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, (e) as of the date of this Agreement, RC Ventures beneficially owns 9,450,100 shares of Common Stock (including 1,670,100 shares of Common Stock underlying certain American-style call options as disclosed publicly in the RC Ventures’ Schedule 13D filed with the SEC prior to the date hereof), (f) as of the date hereof, and except as set forth in clause (e) above, RC Ventures does not currently have, and does not currently have any right to acquire, any interest in any securities or assets of the Company or its Affiliates (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or assets or any obligations measured by the price or value of any securities of the Company or any of its Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of shares of Common Stock or any other securities of the Company, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of shares of Common Stock or any other class or series of the Company’s stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement). RC Ventures agrees during the Standstill Period to update and advise the Company of its beneficial ownership of Common Stock as of such date as any New Director (or Replacement Director) ceases to be a director, as promptly as practicable after such date.

9

5.Press Release.

Promptly following the execution of this Agreement, the Company and RC Ventures shall jointly issue a mutually agreeable press release (the “Press Release”) announcing certain terms of this Agreement in the form attached hereto as Exhibit A. Prior to the issuance of the Press Release and subject to the terms of this Agreement, neither the Company (including the Board and any committee thereof) nor RC Ventures shall issue any press release or make public announcement regarding this Agreement or the matters contemplated hereby without the prior written consent of the other Party. During the Standstill Period, neither the Company nor RC Ventures shall make any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement.

6.Specific Performance.

Each of RC Ventures, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party may occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury may not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that RC Ventures, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to seek specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 6 is not the exclusive remedy for any violation of this Agreement.

7.Expenses.

Each Party shall be responsible for its own fees, costs and expenses in connection with the negotiation, execution and implementation of this Agreement and the transactions contemplated hereby, and neither Party shall seek reimbursement from the other for any such fees, costs or expenses.

10

8.Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

9.Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (c) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses for such communications shall be:

If to the Company:

Bed Bath & Beyond Inc.

650 Liberty Avenue

Union, New Jersey 07083

Attention: Chief Legal Officer

E-mail: Arlene.Hong@bedbath.com

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Attention: Paul J. Shim

Email: pshim@cgsh.com

If to RC Ventures:

RC Ventures LLC

P.O. Box 25250, PMB 30427

Miami, Florida 33102

Attention: Ryan Cohen

Email: bbby@rcventures.com

11

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

Attention: Ryan Nebel

Email: rnebel@olshanlaw.com

10.Applicable Law.

This Agreement and any claim, controversy or dispute arising under or related to this Agreement, the relationship of the Parties, and/or the interpretation and enforcement of the rights and duties of the Parties shall be governed by and construed and enforced in accordance with the laws of the State of New York without reference to the conflict of laws principles thereof that would result in the application of the law of another jurisdiction. Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party or its successors or assigns, shall be brought and determined exclusively in any state or federal court in the State of New York. Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH OF THE COMPANY AND RC VENTURES (A) IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND (B) AGREES TO WAIVE ANY BONDING REQUIREMENT UNDER ANY APPLICABLE LAW, IN THE CASE ANY OTHER PARTY SEEKS TO ENFORCE THE TERMS BY WAY OF EQUITABLE RELIEF. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.

12

11.Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

12.Mutual Non-Disparagement.

Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period, or if earlier, until such time as the other Party or any of its agents, subsidiaries, Affiliates, officers, key employees or directors shall have breached this Section 12, neither it nor any of its respective agents, subsidiaries, Affiliates, successors, assigns, officers, key employees or directors shall in any way publicly criticize, disparage, call into disrepute or otherwise defame or slander the other Party or such other Party’s subsidiaries, Affiliates, current or former officers, current or former directors, current or former employees, agents or other representatives or any of their businesses, products or services.

13.No Litigation.

Each Party agrees that, during the Standstill Period, it shall not institute, solicit, join or assist in any lawsuit, claim or proceeding before any court or government agency (each, a “Legal Proceeding”) against the other Party, any Affiliate of the other Party or any of their respective current or former directors or officers, except for (a) any Legal Proceeding initiated primarily to remedy a breach of or to enforce this Agreement and (b) counterclaims with respect to any proceeding initiated by, or on behalf of one Party or its Affiliates against the other Party or its Affiliates; provided, however, that the foregoing shall not prevent any Party or any of its representatives from responding to oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes (each, a “Legal Requirement”) in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, on behalf of or at the suggestion of such Party; provided, further, that in the event any Party or any of its representatives receives such Legal Requirement, such Party shall give prompt written notice of such Legal Requirement to the other Party (except where such notice would be legally prohibited or not practicable). Each Party represents and warrants that neither it nor any assignee has filed any lawsuit against the other Party.

14.Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries; Term.

This Agreement contains the entire understanding of the Parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each the Company and RC Ventures. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the Parties and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to RC Ventures, the prior written consent of the Company, and with respect to the Company, the prior written consent of RC Ventures. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons. Unless otherwise mutually agreed in writing by each Party, this Agreement shall terminate at the end of the Standstill Period. Notwithstanding the foregoing, the provisions of Section 6 through Section 11 and this Section 14 shall survive the termination of this Agreement. No termination of this Agreement shall relieve any Party from liability for any breach of this Agreement prior to such termination.

[The remainder of this page intentionally left blank]

13

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

BED BATH & BEYOND INC.

By:	/s/ Mark J. Tritton
	Name:	Mark J. Tritton
	Title:	President and Chief Executive Officer

[Signature Page to Agreement]

RC VENTURES LLC

By:	/s/ Ryan Cohen
	Name:	Ryan Cohen
	Title:	Manager

/s/ Ryan Cohen
RYAN COHEN

[Signature Page to Agreement]

Exhibit A

Press Release

Bed Bath & Beyond Inc. Announces Cooperation Agreement with Ryan Cohen

Appoints Three New Independent Directors to the Board with Finance and Strategy Experience

Announces a Four-Member Committee of the Board Focused on Exploring Alternatives to Unlock Greater Value from buybuy BABY

UNION, N.J., – March 25, 2022 – Bed Bath & Beyond Inc. (Nasdaq: BBBY) (“Bed Bath & Beyond” or the “Company”) today announced that it has entered into a cooperation agreement with Ryan Cohen and RC Ventures LLC (together, “RC Ventures”), the beneficial owners of approximately 9.8% of the Company’s outstanding shares. As part of the agreement, three of RC Ventures’ director designees – Marjorie L. Bowen, Shelly C. Lombard, and Ben Rosenzweig – will immediately join Bed Bath & Beyond’s Board of Directors (the “Board”) as new Independent Directors, and they will also stand for election as part of the Company’s slate at the 2022 Annual Meeting of Shareholders (the “Annual Meeting”). The Board will temporarily expand to 14 members before reverting to 11 members following the Annual Meeting. The three new directors collectively bring deep expertise in capital allocation, corporate governance, strategic planning, and transactions.

In conjunction with the cooperation agreement, Bed Bath & Beyond today announced that Ms. Bowen and Mr. Rosenzweig, will join a four-member Strategy Committee focused on exploring alternatives to unlock greater value from the Company’s buybuy BABY banner. Bed Bath & Beyond Independent Director Sue Gove, an accomplished retail executive and experienced public company director, will serve as Chair of the Strategy Committee, and Independent Director, Andrea Weiss, Founding Partner, the O Alliance, LLC, a retail, digital and brand strategy consulting practice, CEO of Retail Consulting, Inc. and an experienced public company director, will also serve on the Committee. The Strategy Committee has the ability to retain independent advisors to support the development of recommendations that it will ultimately make to the full Board.

Harriet Edelman, independent Chair of the Board, said: “We are pleased to have reached this constructive agreement with RC Ventures, which we believe to be in the best interest of all our shareholders. Over the past two years, our Board has transformed the Company’s governance, management team, compensation policies, and oversight of strategy and operations. Under this Board’s leadership, the Company has implemented consequential changes to our business, including the divestiture of multiple non-core assets and a significant increase in investments in structurally critical enablers of our business. The Board is highly committed to fundamentally reshaping Bed Bath & Beyond for our customers while driving growth and profitability across its banners. We look forward to benefitting from the contributions and perspectives of our new directors.”

Mark Tritton, Bed Bath & Beyond's President and CEO, added: “Our Company and Board have always been committed to evaluating all options to maximize long-term shareholder value, and we look forward to integrating our new directors’ ideas to drive our continued transformation. Our buybuy BABY business is a tremendous asset, and we are committed to unlocking its full value. As we move forward, our goals will continue to focus on delivering value for our shareholders, enhancing experiences for our customers, executing on the transformation throughout our business, and creating new and exciting opportunities for our dedicated employees across all our banners.”

Mr. Cohen concluded: “The resolution announced today represents a positive outcome for all of Bed Bath’s shareholders. By refreshing the Board with shareholder-designated individuals who possess capital markets acumen and transaction experience, the Company is well-positioned to review alternatives for buybuy BABY. I appreciate that management and the Board were willing to promptly embrace our ideas and look forward to supporting them in the year ahead.”

As a result of the agreement between RC Ventures and Bed Bath & Beyond, RC Ventures has agreed to abide by certain customary standstill provisions and will support the Board's full slate of directors at the 2022 Annual Meeting. The complete cooperation agreement will be filed with the U.S. Securities and Exchange Commission as an exhibit to a Current Report on Form 8-K.

Cleary Gottlieb Steen & Hamilton LLP is serving as legal counsel to Bed Bath & Beyond and JP Morgan Securities LLC is serving as Bed Bath & Beyond's financial advisor.

Biographies for RC Ventures’ Designees

•	Marjorie L. Bowen is an experienced public company director with extensive knowledge of corporate governance, capital markets strategies and strategic transactions. She has valuable experience in the consumer and retail sectors, having served as a director of companies such as Centric Brands, Genesco, Navient, Sequential Brands and Talbots.
▪
•	Shelly C. Lombard is an experienced public company director with expertise in capital allocation and structure strategies, corporate governance and strategic reviews. She has served as a director of INNOVATE, Alaska Communications Group and Spartacus Acquisition Corporation.

•	Ben Rosenzweig is an experienced investor and public company director with expertise in capital allocation, corporate governance and mergers and acquisitions. In addition to serving on the boards of directors of several public companies, he is a Partner at Privet Fund Management and previously served as an investment banking analyst at Alvarez and Marsal.

About Bed Bath & Beyond

Bed Bath & Beyond Inc. and subsidiaries (the "Company") is an omnichannel retailer that makes it easy for our customers to feel at home. The Company sells a wide assortment of merchandise in the Home, Baby, Beauty and Wellness markets. Additionally, the Company is a partner in a joint venture which operates retail stores in Mexico under the name Bed Bath & Beyond.

Investors:

Susie A. Kim, ir@bedbath.com

Media:

Julie Strider, media@bedbath.com

Or

Jim Barron/Jared Levy

Sard Verbinnen & Co.

BBBY-SVC@sardverb.com

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of Section 21 E of the Securities Exchange Act of 1934 including, but not limited to, the Company’s progress and anticipated progress towards its long-term objectives, as well as more generally the status of its future liquidity and financial condition and its outlook for the Company’s 2021 fourth quarter and its 2021 fiscal year. Many of these forward-looking statements can be identified by use of words such as may, will, expect, anticipate, approximate, estimate, assume, continue, model, project, plan, goal, preliminary, and similar words and phrases, although the absence of those words does not necessarily mean that statements are not forward-looking. The Company’s actual results and future financial condition may differ materially from those expressed in any such forward-looking statements as a result of many factors. Such factors include, without limitation: general economic conditions including the housing market, a challenging overall macroeconomic environment and related changes in the retailing environment; risks associated with the COVID-19 pandemic and the governmental responses to it, including its impacts across the Company’s businesses on demand and operations, as well as on the operations of the Company’s suppliers and other business partners, and the effectiveness of the Company’s actions taken in response to these risks; consumer preferences, spending habits and adoption of new technologies; demographics and other macroeconomic factors that may impact the level of spending for the types of merchandise sold by the Company; civil disturbances and terrorist acts; unusual weather patterns and natural disasters; competition from existing and potential competitors across all channels; pricing pressures; liquidity; the ability to achieve anticipated cost savings, and to not exceed anticipated costs, associated with organizational changes and investments, including the Company’s strategic restructuring program and store network optimization strategies; the ability to attract and retain qualified employees in all areas of the organization; the cost of labor, merchandise, logistical costs and other costs and expenses; potential supply chain disruption due to trade restrictions or otherwise, and other factors such as natural disasters, pandemics, including the COVID-19 pandemic, political instability, labor disturbances, product recalls, financial or operational instability of suppliers or carriers, and other items; the ability to find suitable locations at acceptable occupancy costs and other terms to support the Company’s plans for new stores; the ability to establish and profitably maintain the appropriate mix of digital and physical presence in the markets it serves; the ability to assess and implement technologies in support of the Company’s development of its omnichannel capabilities; the ability to effectively and timely adjust the Company’s plans in the face of the rapidly changing retail and economic environment, including in response to the COVID-19 pandemic; uncertainty in financial markets; volatility in the price of the Company’s common stock and its effect, and the effect of other factors, including the COVID-19 pandemic, on the Company’s capital allocation strategy; risks associated with the ability to achieve a successful outcome for the Company’s business concepts and to otherwise achieve its business strategies; the impact of intangible asset and other impairments; disruptions to the Company’s information technology systems, including but not limited to security breaches of systems protecting consumer and employee information or other types of cybercrimes or cybersecurity attacks; reputational risk arising from challenges to the Company’s or a third party product or service supplier’s compliance with various laws, regulations or standards, including those related to labor, health, safety, privacy or the environment; reputational risk arising from third-party merchandise or service vendor performance in direct home delivery or assembly of product for customers; changes to statutory, regulatory and legal requirements, including without limitation proposed changes affecting international trade; changes to, or new, tax laws or interpretation of existing tax laws; new, or developments in existing, litigation, claims or assessments; changes to, or new, accounting standards; and foreign currency exchange rate fluctuations. Except as required by law, the Company does not undertake any obligation to update its forward-looking statements.